Rentech Nitrogen Partners, L.P.

10877 Wilshire Boulevard, Suite 600

Los Angeles, California 90024

November 1, 2011

VIA EDGAR AND FACSIMILE

Susan Block, Esq.

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Rentech Nitrogen Partners, L.P.
Registration Statement on Form S-1 (File No. 333-176065)

Dear Ms. Block:

Rentech Nitrogen Partners, L.P. (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on November 3, 2011 or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 571-9807.

Very truly yours,

RENTECH NITROGEN PARTNERS, L.P.

By:
/s/ Colin M. Morris
Colin M. Morris
Senior Vice President, General Counsel and Secretary

cc:	Anthony J. Richmond, Esq.

Brett E. Braden, Esq.

David A. Zaheer, Esq.

G. Michael O’Leary, Esq.